                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             (Amendment No.       )

                        ARTISTIC GREETINGS INCORPORATED

                                (Name of Issuer)
                        ARTISTIC GREETINGS INCORPORATED
                       (Name of Person Filing Statement)

                   TITLE                                      CUSIP NUMBER
--------------------------------------------  --------------------------------------------
                Common Stock

                (Title and CUSIP Number of Class of Securities)

                        ARTISTIC GREETINGS INCORPORATED

                                ONE KOMER CENTER
                                 P.O. BOX 1999
                          ELMIRA, NEW YORK 14902-1999
                                 (212) 735-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

    This statement is filed in connection with (check the appropriate box):

a.            /X/     The filing of solicitation materials or an information statement subject to
                      Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
b.            / /     The filing of a registration statement under the Securities Act of 1933.
c.            / /     A tender offer.
d.            / /     None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                           CALCULATION OF FILING FEE

Transaction           Amount of Filing Fee
Valuation*
$33,307,414           $6,662

*   Solely for purposes of calculating the filing fee and computed pursuant to
    Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds required to purchase all shares of the class of Common Stock pursuant to the merger described in the Proxy Statement.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: $6,662

    Form or Registration No.: Schedule 14A Proxy Statement

    Filing Party: Artistic Greetings Incorporated

    Date Filed: January 26, 1998

    This Rule 13e-3 Transaction Statement (the "Statement") relates to the merger and the asset sale by Artistic Greetings Incorporated, a Delaware
corporation (the "Company"), described in its proxy statement, dated [      ],
1998 (the "Proxy Statement"), whereby AGI Acquisition Co. ("Newco"), a Delaware corporation and a wholly owned subsidiary of MDC Communications Corporation ("MDC"), an Ontario, Canada corporation, will merge with and into the Company, pursuant to which (a) the Company will be the surviving corporation and will become a wholly owned subsidiary of MDC and (b) each outstanding share of common stock, par value $0.10 per share, of the Company (other than stock of the Company owned by the Company, MDC or any of their respective subsidiaries) will be converted into the right to receive $5.70 in cash, without interest. Contemporaneously therewith, the Company will sell certain assets relating to the personalized product and catalog businesses of the Company (the "P&C Businesses") to Artistic Direct Incorporated, a New York corporation ("ADI").

    The following cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Statement in the Proxy Statement on Schedule 14A (the "Schedule 14A") filed by the Company with the Securities and Exchange Commission (the "Commission") on the date hereof. The information set forth in the Schedule 14A is hereby expressly incorporated herein by reference and the responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 14A.

                             CROSS-REFERENCE SHEET

SCHEDULE 13E-3 ITEMS                        LOCATION OF SCHEDULE 13E-3 ITEMS IN SCHEDULE 14A
--------------------  --------------------------------------------------------------------------------------------

Item l(a)             INTRODUCTION

Item l(b)             SUMMARY

Item l(c)             PRICE RANGE OF SHARES

Item l(d)             Not Applicable

Item l(e)             Not Applicable

Item l(f)             *

Item 2                INTRODUCTION

Item 2(a)             Not Applicable

Item 2(b)             Not Applicable

Item 2(c)             Not Applicable

Item 2(d)             Not Applicable

Item 2(e)             Not Applicable

Item 2(f)             Not Applicable

Item 2(g)             Not Applicable

Item 3(a)(1)          Not Applicable

Item 3(a)(2)          Not Applicable

Item 3(b)(i)          Not Applicable

Item 3(b)(ii)         SPECIAL FACTORS--Background of the Merger; THE ASSET PURCHASE AGREEMENT

Item 4(a)             INTRODUCTION; SPECIAL FACTORS--Background of the Merger; THE MERGER AGREEMENT; THE ASSET
                      PURCHASE AGREEMENT; THE STOCKHOLDERS AGREEMENT; SPECIAL FACTORS--Plans for the Company after the Merger

Item 4(b)             INTRODUCTION; SPECIAL FACTORS--Background of the Merger; THE MERGER AGREEMENT; THE ASSET
                      PURCHASE AGREEMENT; THE STOCKHOLDERS AGREEMENT; SPECIAL FACTORS--Plans for the Company after the Merger

Item 5(a)             SPECIAL FACTORS--Plans for the Company after the Merger; THE MERGER AGREEMENT

Item 5(b)             SPECIAL FACTORS--Plans for the Company after the Merger; THE ASSET PURCHASE AGREEMENT

Item 5(c)             Not Applicable

Item 5(d)             Not Applicable

Item 5(e)             Not Applicable

Item 5(f)             Not Applicable

Item 5(g)             Not Applicable

SCHEDULE 13E-3 ITEMS                        LOCATION OF SCHEDULE 13E-3 ITEMS IN SCHEDULE 14A
--------------------  --------------------------------------------------------------------------------------------
Item 6                SOURCE AND AMOUNTS OF FUNDS; EXPENSES

Item 7(a)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Plans for the Company After the
                      Merger

Item 7(b)             SPECIAL FACTORS--Background of the Merger

Item 7(c)             SPECIAL FACTORS--Background of the Merger

Item 7(d)             SPECIAL FACTORS--Plans for the Company After the Merger; CERTAIN FEDERAL INCOME TAX
                      CONSEQUENCES

Item 8(a)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Opinion of Financial Advisor;
                      SPECIAL FACTORS--Interests of Certain Persons

Item 8(b)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Opinion of Financial Advisor;
                      SPECIAL FACTORS--Interests of Certain Persons

Item 8(c)             INTRODUCTION--Voting at the Special Meeting; RIGHTS OF OBJECTING STOCKHOLDERS

Item 8(d)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Certain Effects of the
                      Consummation of the Merger

Item 8(e)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Certain Effects of the
                      Consummation of the Merger

Item 8(f)             Not Applicable

Item 9                SPECIAL FACTORS--Opinion of Financial Advisor

Item 10               SPECIAL FACTORS--Interests of Certain Persons

Item 11               THE MERGER AGREEMENT; THE STOCKHOLDERS AGREEMENT; THE ASSET PURCHASE AGREEMENT

Item 12(a)            SPECIAL FACTORS--Interests of Certain Persons; THE STOCKHOLDERS AGREEMENT

Item 12(b)            SUMMARY; SPECIAL FACTORS--Background of the Merger

Item 13(a)            RIGHTS OF OBJECTING STOCKHOLDERS

Item 13(b)            Not Applicable

Item 13(c)            Not Applicable

Item 14(a)            SELECTED CONSOLIDATED FINANCIAL DATA; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Item 14(b)            Not Applicable

Item 15(a)            SPECIAL FACTORS--Interest of Certain Persons

Item 15(b)            SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Interest of Certain Persons;
                      SOURCE AND AMOUNT OF FUNDS; EXPENSES

Item 16               THE PROXY STATEMENT

Item 17               *

------------------------

*   The Item is located in this Schedule 13E-3 only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) Artistic Greetings Incorporated is a Delaware corporation that has its principal executive offices at One Komer Center, P.O. Box 1999, Elmira, New York 14902-1999.

(b) The Company's common stock, par value $0.10 per share (the "Shares"). The Board of Directors of the Company has fixed the close of business on
[           ], 1998 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the special meeting of stockholders (the "Special Meeting"). Accordingly, only holders of record of the Shares at the close of business on the Record Date will be entitled to vote at the Special Meeting. At the close of business on the Record Date, there were
[         ] Shares outstanding and entitled to vote, held by approximately
[         ] stockholders of record.

(c) The Shares are listed on The Nasdaq Stock Market ("Nasdaq"). The information appearing under the caption "PRICE RANGE OF SHARES" in the Proxy Statement is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

(f) Since the commencement of the Company's second full fiscal year preceding the date of this Schedule 13e-3, the Company has purchased 500,000 Shares on May 30, 1997 at a price of $5.00 per share, pursuant to the exercise of a previously granted put right.

ITEM 2. IDENTITY AND BACKGROUND.

    This statement is filed by the Company, who is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) Not applicable.

(b)(i) Not applicable.

(b)(ii) The information appearing under the captions "SPECIAL
FACTORS--Background of the Merger" and "THE ASSET PURCHASE AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information appearing under the captions "INTRODUCTION;" "SPECIAL FACTORS--Background of the Merger," "THE MERGER AGREEMENT," "THE ASSET PURCHASE AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "SPECIAL FACTORS--Plans for the Company after the Merger" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Merger," "THE MERGER AGREEMENT," "THE ASSET PURCHASE AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "SPECIAL FACTORS--Plans for the Company after the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company after the Merger" and "THE MERGER AGREEMENT" in the Information Statement is incorporated herein by reference.

(b) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company after the Merger" and "THE ASSET PURCHASE AGREEMENT" in the Information Statement is incorporated herein by reference.

(c)-(g) Not applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(d) The information appearing under the caption "SOURCE AND AMOUNTS OF FUNDS; EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Plans for the Company After the Merger" in the Proxy Statement is incorporated herein.

(b) The information appearing under the caption "SPECIAL FACTORS--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(c) The information appearing under the caption "SPECIAL FACTORS--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(d) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company After the Merger" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) The information appearing under the captions "SPECIAL
FACTORS--Background of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor" and "SPECIAL FACTORS--Interests of Certain Persons" is incorporated herein by reference.

(c) The information appearing under the captions "INTRODUCTION--Voting at the Special Meeting" and "RIGHTS OF OBJECTING STOCKHOLDERS" in the Proxy Statement is incorporated herein by reference.

(d)-(e) The information appearing under the captions "SPECIAL
FACTORS--Background of the Merger" and "SPECIAL FACTORS--Certain Effects of the Consummation of the Merger" in the Proxy Statement is incorporated herein by reference.

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) The information appearing under the caption "SPECIAL FACTORS--Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The information appearing under the caption "SPECIAL FACTORS--Interests of Certain Persons" in the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information appearing under the captions "THE MERGER AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "THE ASSET PURCHASE AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) The information appearing under the captions "SPECIAL FACTORS--Interests of Certain Persons" and "THE STOCKHOLDERS AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "SUMMARY" and "SPECIAL FACTORS --Background of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) The information appearing under the captions "RIGHTS OF OBJECTING STOCKHOLDERS" in the Proxy Statement is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a) The information appearing (i) under the caption "SELECTED CONSOLIDATED FINANCIAL DATA" in the Proxy Statement and (ii) in the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1996 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997 is incorporated herein by reference.

(b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) The officers and employees of the Company will perform tasks which would be expected to arise in connection with the transaction. The information appearing under the caption "SPECIAL FACTORS-- Interest of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interest of Certain Persons" and "SOURCE AND AMOUNT OF FUNDS; EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    Reference is hereby made to the Proxy Statement, which is referenced hereto as Exhibit (d), and incorporated in its entirety herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a) NationsCredit Commercial Corporation Commitment Letter.

(b) Opinion of PaineWebber Incorporated.

(c)(1) Agreement and Plan of Merger, dated December 21, 1997.

(c)(2) Stockholders Agreement, dated December 21, 1997.

(c)(3) Asset Purchase Agreement, dated December 21, 1997.

(d) Proxy Statement, dated [           ], 1998, incorporated by reference to
Schedule 13E-3.

(e) Text of Section 262 of the General Corporation Law of the State of Delaware.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: [           ], 1998

                                ARTISTIC GREETINGS INCORPORATED

                                By:               /s/ STUART KOMER
                                     -----------------------------------------
                                                 Name: Stuart Komer
                                            Title: Chairman of the Board